June 24, 2005


Via Facsimile (212) 732-3232 and U.S. Mail

Andris J. Vizbaras, Esq.
Carter, Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

RE:	Robomatix Technologies Ltd
      Schedule TO-T/13E-3/13D/A filed June 14, 2005
      Filed by WorldGroup Holdings, Ltd., et al.
      File No. 5-47706

Dear Mr. Vizbaras:

      We have the following comments on the above-referenced filing.

General

1. Please describe any provisions to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons. Alternatively, state that there are no such provisions. Refer to Item 1004(e) of Regulation M-A.

2. Revise the disclosure to include a discussion of the alternatives considered by all filing persons and the reasons for their rejection.
Refer to Item 1013(b) of Regulation M-A.

Item 10. Financial Statements

3. We note your assertion that the bidders` financial information is not material to the offer. Please confirm your understanding that if you amend the offer due to Section 337(b) of the Israeli Companies Law, 1999, you will no longer satisfy the criteria for the safe harbor contained in Instruction 2 of Item 10 and, accordingly, must provide security holders with the financial information called for by
Item 10. See Section G.2(a) of Exchange Act Release No. 34-42055 (October 26, 1999). Please be aware that adding new, material information in an amended filing may require dissemination of that information to security holders and an extension of the offer.

Item 13. Information Required by Schedule 13E-3

	Item 13. Financial Information

4. Provide a cross-reference to the location of the summary financial information required by Item 1010(c) of Regulation M-A.

Offer to Purchase

	Is this tender offer the first step in a going private transactions?, page 4

5. Include a brief statement indicating the filing persons intentions if less than 95% of the stock is acquired and there are greater than
300 holders in the U.S after completion of the offer.

	Is your offer fair?, page 4

6. We note your limitation to financial fairness. Each filing person must also disclose their belief as to the procedural fairness of the transaction.

	What does Robomatix`s board of directors think of your offer?, page 4

7. Item 1014 of Regulation M-A requires that the company make a fairness determination with regard to the transaction. Please revise here, and throughout the document as appropriate, to provide the required disclosure.

	What are my appraisal rights?, page 5

8. If it is your intention to pursue a second step going private transaction in the event this offer does not achieve a going private effect, provide a brief discussion of appraisal rights that may apply to any such second step transaction.

	Will you provide a subsequent offering period or make further
offers for shares in the 	future if 100% of the shares are not
tendered in the offer?, page 6

9. It is not clear to the Staff how the automatic acquisition pursuant to Section 337(a) of the Israeli Companies Law functions. Please provide us with a detailed explanation of the procedures that you will follow to ensure the payment to shareholders and the transfer to the company of the shares.

10. Please explain why you believe you are eligible to provide a subsequent offering period. If you acquire greater than 95% of the class you will, by operation of law, automatically acquire the remainder and no subsequent offering period will be necessary.

	If you acquire less than 95% of the class, it does not appear that you will be able to make an offer for 100% of the class. Rule 14d-11 requires that the offer be for all the outstanding securities of a class and that the bidder immediately accept and pay for securities as they are tendered during the subsequent offering period. Section 337(b) of the Israeli Companies Law, 1999, prevents you from acquiring between 90% and 95% of the class of securities. Any subsequent offering period tenders that resulting in your owning greater than 90% would have to be accepted and paid for immediately without any guarantee that you would eventually acquire the 95% of the class required to make the offer legal. It appears to the staff that you would be unable to accept any shares over 90% due to the attendant uncertainty of eventually acquiring greater than 95% and an inability to prorate during a subsequent offering period to reduce your ownership to less than 90%. Accordingly, it appears to the staff that seeking 100% of the class would not be possible and, therefore, you would not be able to provide a subsequent offering period.

11. Clarify whether there whether shareholders will have a right to ratify the offer pursuant to Section 331(d) of the Israeli
Companies
Law. If so, please explain how a ratification of the offering would be consistent with Regulations 14D and 14E.

Special Factors, page 10

Background of Our Offer, page 10

12. Expand your background section to clarify who first broached the idea of acquiring Robomatix. Disclose the date and subject matter every meeting of each filing person or the company where the issue was discussed. Summarize the meetings of the board, management and outside advisors during which they discussed the offers, and provide the reader with a sense of the content of their discussions.

13. Disclose how the bidders ultimately determined the tender offer price.

14. Each presentation, discussion, or report held with or
presented
by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both
draft and final reports.     Revise to summarize all the
presentations or reports provided during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation
M-A.


Neutral Position of Robomatix, page 13

15. Expand your disclosure to explain why you believe the ownership of stock and/or option creates a personal interest in the offer any different from other shareholders.

16. In addition, either here or where appropriate, disclose whether the company`s executive officers will continue in their positions following the tender offer. If so, indicate whether they have entered into any revised employment agreements and disclose the amount of salary and bonus that each person is entitled to receive under the terms of the agreements, as well as any severance pay provisions. Also clarify whether the proposed transaction would constitute a change of control for purposes of the current employment agreements, and if so, quantify and describe any benefits or amounts to be received by each executive officer. Furthermore, disclose whether the directors and executive officers will otherwise receive any additional compensation or enjoy any other benefits in connection with this transaction not shared by the company`s unaffiliated shareholders.

Position of the Bidder Group Regarding the Fairness of our Offer, page 13

17. Explain why you believe that "operating income is a good measure of the value of Robomatix as a going concern" and "financial experts consider an 8.1 timed multiple of operating income to be a high multiple for a holding company such as Robomatix."

18. Expand your disclosure to discuss in greater detail why you did not consider liquidation value relevant. See Question and Answer
No.
20 of Exchange Act Release No. 34-17719.

19. Quantify the purchase prices paid in recent share acquisitions and expand your disclosure to discuss in greater detail why those prices were not considered relevant.

20. Revise to explain in greater detail why the filing persons believe the transaction is procedurally fair in the absence of the procedural safeguards identified in Item 1014 of Regulation M-A.

21. If the filing persons relied upon the analysis of any of the advisors referenced in the background section with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, then they must expressly adopt the conclusion and analyses of the advisor.

Certain Projections and Valuations Relating to Robomatix, page 16

22. Identify all material assumptions made by management.

23. Provide all information required by Item 1015 of Regulation M-A for the financial advisor who prepared this report.

Purpose of Our Offer, 17

24. So that U.S. readers will better understand the disclosure, provide an appropriate exchange rate for your expenses incurred in NIS.

Plans for Robomatix; Effects of our Offer, page 19

25. While we note that neither the Robomatix nor the bidders are subject to U.S. Federal Tax, revise to discuss the Israeli tax consequences of the Rule 13e-3 transaction on the subject company and its affiliates.

26. Explain the plans for Robomatix if tender offer does not have a going private effect.

The Offer, page21

Withdrawal Rights, page 28

27. You disclose that the election to withdraw may be made in accordance with the procedures discussed in this section. Revise to disclose that units not yet accepted for payment after the expiration of sixty days from the commencement of the offer may be withdrawn. Refer to Section 14(d)(5) of the Exchange Act.

Material Tax Consequences, page 28

28. Please delete the statement that the discussion is included "for general information purposes only." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Certain Information Concerning Robomatix, page 34

29. Revise to provide all the information required by Item 1010(c) of
Regulation M-A. For example, disclose the company`s ratio (or deficiency) of earnings to fixed charges in accordance with Item
1010(c)(4) of Regulation M-A.

30. We note your disclaimer of responsibility for information contained in your offering document that has been furnished by or extracted from the company`s reports. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

Certain Conditions of the Offer, page 39

31. We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the last paragraph to include a standard of reasonableness. Also in this regard, revise the language appearing in the last paragraph to exclude any action or inaction by the bidders as a reason for the assertion of a condition.

32. You state in the last paragraph that you may assert or waive any conditions "at any time and from time to time." Defining a condition as "an ongoing right which may be asserted at any time and from time to time" suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

Closing Information

Please amend the Schedule TO-T and Schedule 13E-3 promptly to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material.
If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

								Sincerely,

								Michael Pressman
								Special Counsel
								Office of Mergers &
Acquisitions
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Robomatix Technologies Ltd.
June 24, 2005




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE